Macrofy, Inc.

FINANCIAL STATEMENT FOR THE PERIOD ENDED
DECEMBER 31, 2021
(UNAUDITED)

TABLE OF CONTENTS


Macrofy, Inc.
Balance Sheet
December 31, 2021


ASSETS

Current assets:

Cash	$	962,284
Total current assets		962,284
Total assets	$	962,284

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Accounts Payable	$	2,835
Total current liabilties		2,835
Total liabilities		2,835

Shareholders' Equity

Converted note		1,045,000
Retained earnings		(85,551)
Total Shareholders' Equity		959,449
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	962,284

See accompanying notes to financial statements

.

Macrofy, Inc.
Statement of Income
January - December 2021

REVENUES	$ -
OPERATING EXPENSES	
Advertising and marketing	47,750
Consulting	150
Insurance	642
Office expense	2,077
Miscellaneous expense	279
Payroll	21,605
Software	318
Travel	12,730
TOTAL OPERATING EXPENSES	85,551
NET LOSS	$ (85,551)

See accompanying notes to financial statements

.

Macrofy, Inc.
Statement of Equity
January - December 2021

	Common Stock		Retained Earnings	
	Shares	Amount	(Accumulated Deficit)	Total
BEGINNING BALANCE, JULY 22, 2021 (INCEPTION)	-	$ -	$ -	$ -
Contributions - Converted Note		1,045,000		1,045,000
Net Loss			(85,551)	(85,551)
ENDING BALANCE, DECEMBER 31, 2021	-	$ 1,045,000	$ (85,551)	$ 959,449

See accompanying notes to financial statements


Macrofy, Inc.
Statement of Cash Flows
December 31, 2021


	Total
OPERATING ACTIVITIES	
Net loss	$ (85,551)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	2,835
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,835**
NET CASH USED FOR OPERATING ACTIVITIES	**(82,716)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Issuance of common stock	1,045,000
CASH PROVIDED BY INVESTING ACTIVITIES	1,045,000
Net cash increase for period	962,284
Cash at beginning of period	-
Cash at end of period	$ 962,284

See accompanying notes to financial statements

1.   **Summary of Significant Accounting Policies**

The Company
The financial statements have been prepared to present the financial position and results of operations of Macrofy, Inc. (the "Company"). The financial statement only include information from inception July 22, 2021 through December 31, 2021.

The Company was incorporated in the State of Delaware on July 22, 2021.

The Company offers macro-balanced frozen food products to consumers through its website and retail partners.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

1.   **Summary of Significant Accounting Policies (continued)**

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company does not have accounts receivable.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical
                       assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the
                       marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

1.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company no revenue from inception of July 22, 2021 through December 31, 2021.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Equity**

Converted Note
The Company issued $1,045,000 in a simple agreement for future equity note ("Safe Note"), with a $6 million valuation cap.

4.   **Subsequent Events**

The Company evaluated events or transactions that occurred after December 31, 2021 through July 26, 2022, the date the statements were available to be issued. The Company did not have any material recognizable subsequent events during this period.